                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 5)/1//

                         HELIX TECHNOLOGY CORPORATION
    ----------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $1.00 par value per share
    ----------------------------------------------------------------------
                        (Title or Class of Securities)

                                  423319-10-2
    ----------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if fee is being paid with this statement:  [_]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






------------------------------
     /1//The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 423319-10-2                13G                PAGE 2 of 5 Pages

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      NAME OF REPORTING PERSONS
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Memorial Drive Trust #04-2272266 Plan #001
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (See Instructions)
                                                                (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      125 CambridgePark Drive, 6th Floor
      Cambridge, MA 02140
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,530,400 (See Item 4(a))

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,530,400 (See Item 4(a))

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,530,400 (See Item 4(a))

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)                                           [_]

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      15.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      EP

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  CUSIP NO. 423319-10-2                13G                PAGE 3 of 5 Pages

ITEM 1(a).  NAME OF ISSUER:

            Helix Technology Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            9 Hampshire Street
            Mansfield, MA 02048

ITEM 2(a).  NAME OF PERSON FILING:

            Memorial Drive Trust ("MDT")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            125 CambridgePark Drive
            6th Floor
            Cambridge, MA  02140

ITEM 2(c).  PLACE OF ORGANIZATION:

            Massachusetts

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $1.00 par value

ITEM 2(e).  CUSIP NUMBER:

            423319-10-2
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  CUSIP NO. 423319-10-2                13G                PAGE 4 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

  (a) [_] Broker or dealer registered under Section 15 of the Act.
  (b) [_] Bank as defined in Section 3(a)(6) of the Act.
  (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act.
  (d) [_] Investment Company registered under Section 8 of the Investment Company Act.
  (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
  (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).
  (g) [_] Parent Holding Company, in accordance with Rule 13d-1(b) (1)(ii)(G); see Item 7.
  (h) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.     OWNERSHIP:

  (a) Amount beneficially owned: 1,530,400 shares (Does not include 4,950 shares and 4,000 exercisable options owned by R. Schorr Berman and 1,800 shares owned by the Acorn Trust. Mr. Berman is the Administrator and Chief Executive Officer of the Reporting Person and a trustee of the Acorn Trust. The Reporting Person disclaims beneficial ownership of the shares owned by Mr. Berman and the Acorn Trust.)
  (b) Percent of class:  15.7%
  (c) Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:  1,530,400 shares (See
            Item 4(a) above)
      (ii)  Shared power to vote or to direct the vote:  None
      (iii) Sole power to dispose or to direct the disposition of:
            1,530,400 shares (See Item 4(a) above)
      (iv)  Shared power to dispose or to direct the disposition of:  None

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY:

            Not applicable.
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  CUSIP NO. 423319-10-2                13G                PAGE 5 of 5 Pages

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 10.    CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 13, 1996
                                        ------------------------------------
                                                         (Date)


                                                /s/ R. Schorr Berman
                                        ------------------------------------
                                                Administrator and Chief
                                                Executive Officer